Shareholder Rebuttal to Genie Energy, Ltd. Opposition Statement
Regarding Exploratory Drilling in the Occupied Golan Heights

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Genie Energy, Ltd.
NAME OF PERSON RELYING ON EXEMPTION: Heartland Initiative, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. Box 369, Michigan City, IN 46361

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Genie Energy Shareowners are encouraged to vote FOR resolution #3:

Resolved: Shareholders request that the Board form an ad hoc committee to consider and report to shareholders on criteria, above and beyond legal compliance, for the company’s operations in Israeli-occupied territory and any other locations in which substantial evidence exists that business practices support activities that contravene principled US positions and commitments consistent with international law.

Overview
According to Genie Energy’s press release via Marketwired on February 17, 2015,“In April of 2013, the government of Israel awarded [Genie subsidiary] Afek an exclusive petroleum exploratory license covering 396.5 square kilometers in the southern portion of the Golan Heights. In July of 2014, the Northern District Committee for Planning and Building voted to approve Afek's application and issued permits for a ten-well, three year oil and gas exploration program.” A notification of the issuance of an Israeli license granting Afek [formerly Genie Israel Oil and Gas, Ltd.] an exclusive right to explore and produce oil in the licensed area was published in the Official Gazette no. 6595, 22 May 2013, page 4790. Heartland Initiative is concerned that, as described below, this operation puts shareholder value at risk because it relies on a licensing and permitting system that derives its purported authority from the internationally unlawful exercise of Israeli sovereignty over the Golan Heights in contravention of principled U.S. positions and commitments consistent with international law.

The territory known as the Golan Heights was occupied by Israel during the “Six Day War” in 1967; in 1981 the State of Israel unilaterally annexed the area. The international community, including the United States, has never recognized the extension of Israeli sovereignty into the Golan Heights. The U.S. position on the status of the Golan Heights is conclusively evidenced in numerous State Department documents and through consistent implementation in various areas of American law and practice.123 In November 2015 a senior White House official noted: “I think that it was clear the U.S. is not going to change its position about the future of the Golan. … We [have] always said it has to be negotiated in line with [UN Security Council resolutions] 242 and 338. This has been and remains our position and it will not change.”4 At the State Department Daily Press Briefing on April 18, 2016, State Department spokesperson John Kirby reiterated: “...the U.S. position on the status of the Golan Heights is longstanding and is unchanged. Every administration on both sides of the aisle since 1967 has maintained that those territories are not part of Israel. The conditions under which those territories are ultimately returned should be decided through negotiations between the respective parties.”

The U.S. Government has also taken a clear position concerning the exploitation of resources in occupied territory. In a 1975 memorandum, a State Department Legal Advisor concluded the following about possible Israeli exploration and drilling activities in the then-occupied Sinai peninsula: “The occupant’s right to state owned oil in the ground is that of a usufructuary under Article 55 [Hague Regulations] and does not include the right to open new oil fields.”5 In addition, the US Army Field Manual makes a number of references to the law of occupation and the rights of the occupied population. Of particular note, it states: “The occupying State shall be regarded only as administrator and usufructuary of public buildings, real estate, forests, and agricultural estates belonging to the hostile State, and situated in the occupied country. It must safeguard the capital of these properties, and administer them in accordance with the rules of usufruct. (HR, art. 55.)”

There were no oil fields in the Golan Heights at the time Israel’s occupation of the territory began. Genie’s subsidiary Afek is engaged in oil exploration in the Golan Heights with a declared intent to open new oil fields, and has been granted an exclusive right to produce oil from future discoveries recognized within the licensed area by the government of Israel, the occupying power.

The Company notes in its statement in opposition: “The relevant areas of law are extremely complex, and we do not believe that Heartland’s supporting statement reflects that complexity.” We agree that the relevant areas of law are extremely complex; fortunately, the United Nations commissioned an expert to determine the legal status of resource exploration and extraction activities in a non-self-governing territory. In his letter, which examined in detail a case in which Moroccan authorities granted contracts to foreign companies to explore for mineral resources in occupied Western Sahara, Under-Secretary-General for Legal Affairs Hans Corell concluded:

The foregoing legal principles established in the practice of States and the United Nations pertain to economic activities in Non-Self-Governing Territories, in general, and mineral resource exploitation, in particular. It must be recognized, however, that in the present case, the contracts for oil reconnaissance and evaluation do not entail exploitation or the physical removal of the mineral resources, and no benefits have as of yet accrued. The conclusion is, therefore, that, while the specific contracts which are the subject of the Security Council's request are not in themselves illegal, if further exploration and exploitation activities were to proceed in disregard of the interests and wishes of the people of Western Sahara, they would be in violation of the international law principles applicable to mineral resource activities in Non-Self-Governing Territories.6

1 US Department of State. “2001 Country Reports on Human Rights Practices: Israel and the occupied territories.” 4 March 2002. [“As a result of the 1967 war, Israel occupies the West Bank, the Gaza Strip, East Jerusalem, and the Golan Heights… The international community does not recognize Israel’s sovereignty over any part of the occupied territories.”]
2 US Department of State. “Israel 2013 Human Rights Report.” 5 March 2014. [“This report deals with human rights in Israel and the Israeli-occupied Golan Heights.”]
3 See, e.g., US Department of State. “2013 Investment Climate Statement - Israel,” February 2013. [“OPIC is involved in several small projects in Israel and also finances projects sponsored by U.S. investors in Israel, but not in the Golan Heights.”]
N.B.: OPIC is not authorized to operate in Syria.
4 Ravid, Barak. “White House official: U.S. won't recognize Israeli sovereignty in Golan.” Ha’aretz. Ha’aretz Media Group, 12 Nov. 2015. Web (Visited April 4, 2016).
5 Leigh, M. “Department of State Memorandum of Law on Israel’s Right to Develop New Oil Fields in Sinai and the Gulf of Suez.” US Department of State, 1977. 16 ILM 733, p. 735.
6 Corell, Hans. “Letter dated 29 January 2002 from the Under-Secretary-General for Legal Affairs, the Legal Counsel, addressed to the President of the Security Council.” United Nations Security Council, S/2002/161, 12 Feb. 2002.

Accordingly, Heartland recognizes that while Afek’s exploration in the occupied Golan Heights is not itself a breach of the aforementioned principles of international law, Afek has already obtained a license from the Israeli government entitling the company to an exclusive right to produce oil from any discoveries recognized by the state within the licensed area. When the Company paid the fees associated with this license to the Israeli government, the Company exchanged a benefit to the treasury of an occupying power for a future right to open new oil fields in occupied territory in disregard of the interests and wishes of the occupied Syrian population. The Company thereby acted in conformity with and aligned its practice to the internationally unlawful extension of Israel’s domestic legal framework to the occupied Golan Heights.

In addition, Afek’s own statements (via the company website) make clear that any benefits derived from operations in the Golan Heights will accrue to the population of the occupying power rather than to the occupied Syrian population:

●	"...We believe that the amount of natural oil to be found in the earth of the Golan Heights can make a real difference to the future of this country [Israel] and is expected to enrich its coffers in the amount of at least 5 billion shekels a year.”
●	"...Please note! This is a great opportunity for the State of Israel”
●	“Do you intend to set up a refinery in the Golan?” “No! If oil is found it will be transferred to the refineries in Haifa, which are only a short distance, relatively speaking, from the Golan Heights location. At the first phase the oil pumped from the ground will be transported by trucks to the refineries, and subsequently the company plans to establish an infrastructure of pipelines to Haifa, through which the oil will be transferred.”
●	“In the event that the company finds oil, it will request recognition of its discovery by the state [Israel]. The company will also request the required licenses to begin the production stage.”

In the February 17, 2015 Marketwired press release, Genie Energy Chairman and CEO Howard Jonas stated: "We are exploring an important potential natural resource that could lead to energy independence for Israel and provide a source of long term employment and prosperity... If our thesis is correct, our license area may hold billions of barrels of oil."

Should Afek actually begin any oil extraction or production operations in the Golan Heights for the benefit of the State of Israel or its citizens, these operations would contravene a fundamental principle of international law as understood and articulated by the United Nations, the United States government, and even other corporate actors. Insurance giant KLP recently undertook a legal analysis of a similar situation concerning investment in quarrying operations in the Israeli-occupied West Bank and reached the following conclusion:

This assessment builds on a review of applicable international law, and concludes that in all probability the opening of any new quarries on the West Bank after the start of the occupation – as is the case here – is incompatible with the law of belligerent occupation. This is primarily because the quarries were established after occupation had already begun, but also because the income deriving therefrom is used for purposes other than the occupation itself or the needs of the local population. The Oslo Accords of 1995 do not seem to affect this conclusion, since the wording of the agreement stipulates that it does not alter the parties’ rights. In any case, no such agreement can override the rules relating to occupation set out in the Hague Regulations and the Fourth Geneva Convention.7

The fact that Afek’s current and prospective activities in the Golan Heights appear to comply with Israeli domestic law does not excuse the Company’s involvement in a significant violation of international law, as understood and applied in such cases by the United Nations, the United States government, and corporate actors such as KLP. As noted previously, the international community, including the United States, has never recognized Israel’s unilateral annexation of the Golan Heights. As an occupying power, Israel is not permitted to apply its domestic law in occupied territory to authorize resource extraction in disregard of the interests and wishes of the occupied Syrian population.

Genie does not have a policy or procedure in place to detect and evaluate these type of risks.

The fact that Genie subsidiary Afek has acquired a license that recognizes and relies on the unlawful exercise of Israeli sovereignty over the Golan Heights and is moving towards oil production in the occupied Golan Heights for the benefit of the occupying power, suggests that the company does not have a policy or procedure in place to detect and evaluate the consequences of this or other instances in which its operations are contrary to principled US positions and commitments in conformity with international law. The absence of such a company policy or procedure is especially evident in light of the direct involvement of top Genie personnel in the management and operations of Afek, as indicated by Genie’s 2015 proxy statement (excerpted below):

●	Howard Jonas, Genie Chairman and CEO: “Mr. Jonas was actively involved in directing and managing efforts at Afek during the crucial stages of the project.”
●	Geoffrey Rochwarger, Genie Vice Chairman: “Mr. Rochwarger… oversaw the drilling of all wells and other activities related to Afek’s exploration program.” Mr. Rochwarger was to “oversee and manage the Afek drilling project in conjunction with the CEO” and to “provide leadership and management support for Genie Israel operations.”
●	Michael Jonas, Genie Executive Vice President: Mr. Jonas was to assume “greater responsibility for aspects of Afek’s management.”

Conclusion:
While Genie appears to have assessed certain risks – reputational, financial, etc. – associated with its activities in the occupied Golan Heights, as shareholders we note that the United States has consistently taken positions of non-recognition of Israeli sovereignty over the territories occupied by Israel since June 1967. We also note relevant U.S. positions and commitments in conformity with international law prohibiting new resource extraction activities in occupied territories.

Heartland encourages the Company to go further and commit itself to assessing the wrongfulness of other acts that clearly cause harm to other states or human beings. However, at minimum the Company should not engage in activity that affirms, explicitly or implicitly, the legitimacy of acts that the United States itself has determined it cannot recognize as lawful and to which it does not permit itself to give legal effect.

7 KLP. “Decision to exclude from investments.” 1 June 2015. Web (Visited April 4, 2016).

As KLP noted in its findings:

The fact that exploitation of natural resources from an occupied or non-self-governing territory may help to prolong conflict is also an important factor when assessing this matter, as in earlier decisions by KLP with respect to Western Sahara. Any rule that allows the occupant to begin exploiting resources in occupied territory creates an incentive to prolong the occupation. This violates the underlying principle of the law on occupation – that occupation should be temporary.8

The formation of an ad hoc committee to consider and report to shareholders on criteria, above and beyond legal compliance, for the Company’s operations in Israeli-occupied territory and any other locations in which substantial evidence exists that business practices support activities that contravene principled US positions and commitments consistent with international law, would be one step in the right direction. We additionally urge the Company to reconsider before proceeding with any subsequent activity, particularly production activity, in the occupied Golan Heights on the basis of permits, licenses or other authorizations awarded by the national authorities of the State of Israel.

We urge you to vote “FOR” proxy item #3. Should you have any proposal-specific questions please feel free to contact us at sam@heartland-initiative.org.

Heartland Initiative, Inc.

Date: April 14, 2016

	By:	/s/ Samuel B. Jones
Samuel B. Jones
President & Co-Founder

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 3 following the instruction provided on the management’s proxy mailing.

8 KLP. “Decision to exclude from investments.” 1 June 2015. Web (Visited April 4, 2016).